AMENDMENT



SEC 03054413 COMMISSION
49

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
~~PART III~~

SEC FILE NUMBER
8- 52259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOUGHTY HANSON + CO. SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 WEST 57th STREET, 47th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS, LLP
(Name – *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

PROCESSED
APR 24 2003
THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
APR 07 2003
WASH. D.C.
SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, RICHARD LUND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOUGHTY HANSON + CO. SECURITIES, INC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

JACQUELINE ROSENGART
Notary Public, State of New York
No. 01RO5087454
Qualified in Suffolk County
Commission Expires Nov 3, ~~1999~~ 2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS FILING

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			366,454 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			366,454 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			366,454 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		321,370 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-321,370 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			45,084 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	

	D.	Undue Concentration	[3650]	
	E.	Other (List)		
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			0 [3736]	0 [3740]
10.	Net Capital			45,084 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	10,227 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	10,227 [3760]
14.	Excess net capital (line 10 less 13)	34,857 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	29,743 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			153,405 [3790]
17.	Add:			
	A.	Drafts for immediate credit	[3800]	
	B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C.	Other unrecorded amounts(List)		
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			153,405 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 340 [3850]

FINANCIAL STATEMENTS

Doughty Hanson & Co. Securities Inc.
(An indirect wholly owned subsidiary of Doughty Hanson & Co Limited)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2002 **Schedule I**

Computation of Net Capital	
Total stockholder's equity	$ 366,454
Add: Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	366,454
Nonallowable assets	
Furniture, equipment and leasehold improvements	15,838
Receivable from affiliate	173,597
Deferred tax assets	15,475
Other assets	39,310
Total nonallowable assets	244,220
Net capital before haircuts on securities positions	
Haircuts	-
Net capital	$ 122,234
Computation of Basic Net Capital Requirement	
Minimum net capital requirement	
(the greater of $5,000 or 6 2/3% of aggregate indebtedness	$ 5,063
Excess net capital	$ 117,171
Aggregate indebtedness	$ 75,941
Ratio: Aggregate indebtedness to Net Capital	0.62 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation of net capital and the amount reported in the Company's unaudited December 31, 2002 FOCUS report.